Exhibit 99.1

Perion Network Updates Q2 and Full Year 2024 Guidance

NEW YORK & TEL AVIV – June 10, 2024 – Perion Network Ltd. (NASDAQ & TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, announced today updated Q2 and full-year 2024 financial guidance.

In recent days, Perion was notified by Microsoft Bing of its decision to exclude a number of publishers from its search distribution marketplace. Similar notices were provided to other Microsoft Bing search distribution partners.

As a result of these actions, in addition to the changes in advertising pricing and mechanisms implemented by Microsoft Bing during the first quarter of 2024, search revenue from our agreement with Microsoft Bing is expected to represent less than 5% of Perion’s revenue in the second half of 2024. As the company continues to work with other search engines, our agreement with Microsoft Bing is no longer material to Perion.

Perion is updating its second quarter and full-year guidance to reflect these actions by Microsoft Bing. While these actions are the primary driver of the reduced EBITDA guidance, Perion has also seen a recent decline in revenue from standard video and display formats. The company believes these declines reflect market conditions as well as a transition to higher premium formats that offer advertisers higher ROI. Perion continues to see increased revenue from higher premium formats but not at a level sufficient to offset the revenue decrease from this change.

“The recent changes Microsoft Bing implemented to its Search distribution marketplace are unfortunate and significantly impacted our Search Advertising business,” commented Tal Jacobson,” Perion’s CEO. “Perion remains committed to expanding our AI-driven Advertising Solutions business through product innovation and partnerships. Specifically, we are focused on expanding our growth engines into more countries, including CTV, Retail Media, and programmatic Digital out-of-home (DOOH). These represent a big opportunity for Perion due to their size and growth rate worldwide. Furthermore, management and our Board of Directors are equally committed to delivering shareholder value by leveraging our strong balance sheet to invest in technology, acquire complementary solutions and execute our $75 million buyback program, which has already begun.”

Updated Q2 2024 and Full Year 2024 Guidance1:

Q2 2024 Guidance
•	Revenue of $106 to $108 million
•	Adjusted EBITDA[2] of $6.5 to $7.5 million
•	Adjusted EBITDA[2] to contribution ex-TAC[2] of 14% at the midpoint
FY 2024 Guidance
•	Revenue of $490 to $510 million
•	Adjusted EBITDA[2] of $48 to $52 million
•	Adjusted EBITDA[2] to contribution ex-TAC[2] of 23% at the midpoint

1 We have not provided an outlook for GAAP income from operations or reconciliation of Adjusted EBITDA guidance to GAAP income from operations, the closest corresponding gap measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock- based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

2 Contribution ex-TAC and Adjusted EBITDA are non-GAAP measures.

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. Our cross-channel creative and technological strategies enable brands to maintain a powerful presence across the entire consumer journey, online and offline. Perion is dedicated to building an advertiser-centric universe, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

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Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com